SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

1922 Trust Company LTA, as Trustee

3737 Buffalo Speedway, Suite 300

Houston, Texas 77098

(713) 623-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

Page 1 of 16 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) 1922 Trust Company LTA, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 439,018*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 439,018*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 439,018*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) and shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed August 4, 2021, as adjusted to account for an aggregate of 620,000 shares of Class B Common Stock that were converted into Class A Common Stock by the Reporting Persons from July 15, 2021 through August 12, 2021 (the “Conversion”). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 101,796,491 shares of Common Stock outstanding as of July 30, 2021. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Common Stock owned by the Reporting Persons represent less than 1.0% of the total voting power of the Common Stock as of July 30, 2021, as adjusted for the Conversion. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 30, 2021, as adjusted for the Conversion, which is comprised of 41,792,573 shares of Class A Common Stock and 60,003,918 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lewis M. Linn, not individually, but solely as trustee of 1922 Trust.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 439,018*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 439,018*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 439,018*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) and shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed August 4, 2021, as adjusted for the Conversion. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 101,796,491 shares of Common Stock outstanding as of July 30, 2021. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Common Stock owned by the Reporting Persons represent less than 1.0% of the total voting power of the Common Stock as of July 30, 2021, as adjusted for the Conversion. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 30, 2021, as adjusted for the Conversion, which is comprised of 41,792,573 shares of Class A Common Stock and 60,003,918 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Featherman H Company LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 274,011*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 274,011*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 274,011*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.3%*
14.	Type of Reporting Person PN

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) and shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed August 4, 2021, as adjusted for the Conversion. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 101,796,491 shares of Common Stock outstanding as of July 30, 2021. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Common Stock owned by the Reporting Persons represent less than 1.0% of the total voting power of the Common Stock as of July 30, 2021, as adjusted for the Conversion. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 30, 2021, as adjusted for the Conversion, which is comprised of 41,792,573 shares of Class A Common Stock and 60,003,918 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) 8-26-22 GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 274,011*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 274,011*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 274,011*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.3%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) and shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed August 4, 2021, as adjusted for the Conversion. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 101,796,491 shares of Common Stock outstanding as of July 30, 2021. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Common Stock owned by the Reporting Persons represent less than 1.0% of the total voting power of the Common Stock as of July 30, 2021, as adjusted for the Conversion. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 30, 2021, as adjusted for the Conversion, which is comprised of 41,792,573 shares of Class A Common Stock and 60,003,918 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) RKMP H Company LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 116,480*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 116,480*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,480*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person PN

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) and shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed August 4, 2021, as adjusted for the Conversion. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 101,796,491 shares of Common Stock outstanding as of July 30, 2021. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Common Stock owned by the Reporting Persons represent less than 1.0% of the total voting power of the Common Stock as of July 30, 2021, as adjusted for the Conversion. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 30, 2021, as adjusted for the Conversion, which is comprised of 41,792,573 shares of Class A Common Stock and 60,003,918 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Julytoon Investments GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 116,480*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 116,480*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,480*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) and shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed August 4, 2021, as adjusted for the Conversion. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 101,796,491 shares of Common Stock outstanding as of July 30, 2021. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Common Stock owned by the Reporting Persons represent less than 1.0% of the total voting power of the Common Stock as of July 30, 2021, as adjusted for the Conversion. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 30, 2021, as adjusted for the Conversion, which is comprised of 41,792,573 shares of Class A Common Stock and 60,003,918 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

EXPLANATORY NOTE: This constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by certain of the Reporting Persons identified herein with the SEC on August 26, 2010, as amended by Amendment No. 1 on July 30, 2012, Amendment No. 2 on March 5, 2013, Amendment No. 3 on February 24, 2015, Amendment No. 4 on August 22, 2018, Amendment No. 5 on May 22, 2020, Amendment No. 6 on June 3, 2020 and Amendment No. 7 on June 30, 2021, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(a) thereunder (the “Schedule 13D”). This Amendment No. 8 amends the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, as specifically set forth herein. Capitalized terms used in this Amendment No. 8 without being defined herein have the respective meanings given to them in the Schedule 13D.

Schedule A attached to the Schedule 13D is replaced in its entirety by Schedule A attached hereto, and all references to “Schedule A” in the Schedule 13D shall be to “Schedule A” attached hereto. Schedule B attached to the Schedule 13D is replaced in its entirety by Schedule B attached hereto, and all references to “Schedule B” in the Schedule 13D shall be to “Schedule B” attached hereto.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c) This Schedule 13D is being filed by (collectively, the “Reporting Persons”):

•	1922 Trust Company LTA, a Texas trust company, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.

•	Lewis M. Linn, a U.S. citizen, not individually, but solely in the capacity as trustee of 1922 Trust, the sole member of 1922 Trust Company LTA.

•	Featherman H Company LP, a Delaware limited partnership. The general partner of Featherman H Company LP is 8-26-22 GP LLC.

•

8-26-22 GP LLC, a Delaware limited liability company and the general partner of Featherman H Company LP. The sole member of 8-26-22 GP LLC is Texas 8-26-22 Trust 2, one of the trusts listed on Appendix A-1.

•	RKMP H Company LP, a Delaware limited partnership. The general partner of RKMP H Company LP is Julytoon Investments GP LLC.

•

Julytoon Investments GP LLC, a Delaware limited liability company and the general partner of RKMP H Company LP. The members of Julytoon Investments GP LLC are R.A. Family Trust #3-Cindy, R.A. Family Trust #3-Jay, R.A. Family Trust #3-Jon, R.A. Family Trust #3-Nancy and R.A. Family Trust #3-Zachary, five of the trusts listed on Appendix A-1.

The addresses of the principal business and principal office of the Reporting Persons are as follows:

•	For each Reporting Person other than Lewis M. Linn, 3737 Buffalo Speedway, Suite 300, Houston, Texas 77098.

•	For Lewis M. Linn, not individually, but solely in the capacity as trustee of 1922 Trust, 3555 Timmons Lane, Suite 650, Houston, Texas 77027.

The Reporting Persons are principally engaged in the business of investing the assets of the trusts (directly or through entities owned by such trusts) for the benefit of the beneficiaries of such trusts.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 30, 2021, a copy of which is attached as Exhibit 1 to this Amendment No. 8.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). The Separately Filing Group Members have filed separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby supplemented by inserting the following at the end of such Item:

From On July 15, 2021 through August 12, 2021, Featherman H Company LP sold in open-market transactions a total of 347,232 shares of Class A Common Stock and 600,000 shares of Class B Common Stock. On August 12, 2021, RKMP H Company LP sold in open-market transactions a total of 20,000 shares of Class B Common Stock. The Reporting Persons continue to hold Common Stock for investment purposes.

None of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as otherwise discussed in this Item 4. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment, including, among other things, from time to time, disposing of or exchanging any securities of the Company owned by them (including dispositions of additional shares of Class A or Class B Common Stock by Featherman H Company LP, RKMP H Company or other Reporting Persons), including for purposes of investment diversification or otherwise, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer

Clauses (a)-(b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows, and clause (c) of Item 5 of the Schedule 13D is hereby supplemented by inserting the following at the end thereof:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 86,449 shares of currently issued Class A Common Stock and 439,018 shares of Class A Common Stock issuable upon conversion of 352,569 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class A Common Stock beneficially owned by the Reporting Persons represents less than 1.0% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents less than 1.0% of the total number of shares of Class B Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Common Stock beneficially owned by the Reporting Persons represents less than 1.0% of the total number of shares of Common Stock outstanding and less than 1.0% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion. The Reporting Persons may be deemed to have shared power with respect to those shares of Common Stock of which they may be deemed to have beneficial ownership by reason of the relationships identified in Item 2.

Schedule A sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, as set forth in Schedule B described below, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 186,454 shares of currently issued Class A Common Stock and 57,919,977 shares of Class A Common Stock issuable upon conversion of 57,733,523 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group represents less than 1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 96.2% of the total number of shares of Class B Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 56.9% of the total number of shares of Common Stock outstanding and 90.0% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

Schedule B sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Separately Filing Group Member. All such information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

All references to the number of shares outstanding are as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed August 4, 2021, as adjusted for the Conversion. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 101,796,491 shares of Common Stock outstanding as of July 30, 2021. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Common Stock owned by the Reporting Persons represent less than 1.0% of the total voting power of the Common Stock as of July 30, 2021 , as adjusted for the Conversion. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 30, 2021, as adjusted for the Conversion, which is comprised of 41,792,573 shares of Class A Common Stock and 60,003,918 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.

Each Reporting Person disclaims beneficial ownership of the shares held by any other Reporting Person or any of the Separately Filing Group Members. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any other Reporting Person or any of the Separately Filing Group Members.

(c) The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of June 30, 2021, by and among Texas 8-26-22 Trust 2, The Featherman Trust, Jay Arthur Trust, R.A. Family Trust #3-Cindy, R.A. Family Trust #3-Jay, R.A. Family Trust #3-Jon, R.A. Family Trust #3-Nancy, R.A. Family Trust #3-Zachary, 1922 Trust, Featherman H Company LP, 8-26-22 GP LLC, RKMP H Company LP and Julytoon Investments GP LLC, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on June 30, 2021).

Exhibit 2	Amended and Restated Global Hyatt Agreement, dated as of October 1, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely as co-trustees of the U.S. Situs Trusts on August 26, 2010).

Exhibit 3	Hyatt Hotels Corporation Registration Rights Agreement, dated as of October 12, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 4.5 to Amendment 3 to the Form S-1 Registration Statement filed by Hyatt Hotels Corporation on October 15, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2021

1922 Trust Company LTA, not individually, but solely as trustee of Texas 8-26-22 Trust 2, The Featherman Trust, Jay Arthur Trust, A.N.P. Descendants Trust-CMP, R.A. Family Trust #3-Cindy, R.A. Family Trust #3-Jay, R.A. Family Trust #3-Jon, R.A. Family Trust #3-Nancy and R.A. Family Trust #3-Zachary

By:	/s/ Whitney D. Neighbors
	Name:	Whitney D. Neighbors
	Title:	President

Lewis M. Linn, not individually, but solely as trustee of 1922 Trust

By:	/s/ Lewis M. Linn
	Name:	Lewis M. Linn
	Title:	Trustee

[Signature Page to Schedule 13D]

Featherman H Company LP
By:	8-26-22 GP LLC, its general partner

By:	/s/ Whitney D. Neighbors
	Name:	Whitney D. Neighbors
	Title:	Manager

8-26-22 GP LLC

By:	/s/ Whitney D. Neighbors
	Name:	Whitney D. Neighbors
	Title:	Manager

RKMP H Company LP
By:	Julytoon Investments GP LLC, its general partner

By:	/s/ Whitney D. Neighbors
	Name:	Whitney D. Neighbors
	Title:	Manager

Julytoon Investments GP LLC

By:	/s/ Whitney D. Neighbors
	Name:	Whitney D. Neighbors
	Title:	Manager

[Signature Page to Schedule 13D]

Appendix A-1

Texas 8-26-22 Trust 2

The Featherman Trust

Jay Arthur Trust

R.A. Family Trust #3-Cindy

R.A. Family Trust #3-Jay

R.A. Family Trust #3-Jon

R.A. Family Trust #3-Nancy

R.A. Family Trust #3-Zachary

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
1922 Trust Company LTA, not individually, but solely as trustee of the trusts listed on Appendix A-1.	86,449	*	352,569	*	*	*

Lewis M. Linn, not individually, but solely as trustee of 1922 Trust	86,449	*	352,569	*	*	*

Daniel F. Pritzker	–	—	–	—	—	—

Texas 8-26-22 H Company LP	–	—	–	—	—	—

Featherman H Company LP	86,449	*	187,562	*	*	*

8-26-22 GP LLC	86,449	*	187,562	*	*	*

RKMP H Company LP	—	—	116,480	*	*	*

Julytoon Investments GP LLC * Less than 1%	—	—	116,480	*	*	*

[1]	All references to the number of shares outstanding are as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed August 4, 2021.
[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 41,792,573 shares of Class A Common Stock outstanding as of July 30, 2021, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 60,003,918 shares of Class B Common Stock outstanding as of July 30, 2021.
[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 41,792,573 shares of Class A Common Stock and 60,003,918 shares of Class B Common Stock outstanding as of July 30, 2021.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 30, 2021, which is comprised of 41,792,573 shares of Class A Common Stock and 60,003,918 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited in its capacity as trustee and Other Reporting Persons[6]	—	—	673,350	1.1%	*	1.0%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	85,355	*	22,520,767	37.5%	22.2%	35.1%

Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	70,000	*	*	*

Trustees of the Jennifer N. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	2,420,151	4.0%	2.4%	3.8%

Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—

Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	5,643,253	9.4%	5.5%	8.8%

Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	7,215,797	12.0%	7.1%	11.2%

Trustees of the Daniel F. Pritzker Family Trusts and Other Reporting Persons[13]	86,449	*	352,569	*	*	*

Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[14]	—	—	18,837,636	31.4%	18.5%	29.3%

Pritzker Family Group Totals	186,454	*	57,733,523	96.2%	56.9%	90.0%

*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, as adjusted to account for the Conversion.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 41,792,573 shares of Class A Common Stock outstanding as of July 30, 2021, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 60,003,918 shares of Class B Common Stock outstanding as of July 30, 2021, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 41,792,573 shares of Class A Common Stock and 60,003,918 shares of Class B Common Stock outstanding as of July 30, 2021, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 30, 2021, as adjusted which is comprised of 41,792,573 shares of Class A Common Stock and 60,0023,918 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 140,601 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $41.29, 207,381 SARs that are currently exercisable at an exercise price of $43.44, 140,191 SARs that are currently exercisable at an exercise price of $49.39, 180,353 SARs that are currently exercisable at an exercise price of $56.27, 275,103 SARs that are currently exercisable at an exercise price of $47.36, 244,648 SARs that are currently exercisable at an exercise price of $52.65, 159,723 SARs that are currently exercisable at an exercise price of $80.02, 146,112 SARS that are currently exercisable at an exercise price of $71.67 and 140,765 SARs that are currently exercisable at an exercise price of $48.66. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.